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Exhibit 99(a)(11)

THE STANLEY WORKS SUCCESSFULLY COMPLETES CASH TENDER OFFERS
FOR FRISCO BAY INDUSTRIES LTD.

        New Britain, Connecticut, March 9, 2004...    The Stanley Works (NYSE: SWK) and Frisco Bay Industries Ltd. (NASDAQ: FBAY) today jointly announced the successful completion of Stanley's offers to acquire 100% of the outstanding share capital of Frisco Bay for U.S.$15.25 per share in cash. The offers expired, as scheduled, at 12:01 am on March 9, 2004 and were not extended. All of the conditions to the offers have been satisfied or waived and, as a result, Stanley has accepted for payment all shares validly tendered and not withdrawn.

        Based on information provided by the depositary for the offers, 2,088,929 common shares (including 35,199 common shares deposited pursuant to notices of guaranteed delivery) and 799,567 Class A common shares were deposited in the offers during the initial offering period, representing approximately 94.7% of the outstanding common shares (calculated on a fully diluted basis but excluding the common shares resulting from the conversion of the Class A common shares deposited pursuant to the offer to purchase the Class A common shares) and 100% of the outstanding Class A common shares.

        As previously announced, Stanley intends to complete a second-step transaction in which it will acquire all remaining Frisco Bay shares not tendered in the offers at the same cash price paid in the offers. Because Stanley has acquired in the offer for Frisco Bay's common shares more than 90% of the common shares (calculated on a fully diluted basis but excluding the common shares resulting from the conversion of the Class A common shares deposited pursuant to the offer to purchase the Class A common shares), Stanley intends to acquire the remaining common shares in a compulsory acquisition transaction, which Stanley expects would occur within 20 to 30 days. In the compulsory acquisition, a holder of common shares who does not deposit its common shares pursuant to the offer to purchase common shares will receive, subject to applicable withholding taxes, U.S.$15.25 per share in cash, without interest thereon, unless such holder validly exercises appraisal rights under applicable law.

        The Stanley Works, an S&P 500 company, is a worldwide supplier of tools, hardware and security solutions for professional, industrial and consumer use.

        Frisco Bay is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations.

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Contacts:

The Stanley Works
Gerry Gould
Vice President, Investor Relations
(860) 827-3833 or ggould@stanleyworks.com

Frisco Bay Industries Ltd.
Robert Gagnon
Vice President—Finance & Information Technology
(514) 738-7300 or robertg@friscobay.com

The Stanley Works corporate press releases are available under Financial News in the Investor Relations section of the company's corporate web site at www.stanleyworks.com.

The Frisco Bay Industries Ltd. corporate press releases are available in the Investor Centre section of the company's corporate web site at www.friscobay.com.

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Exhibit 99(a)(11)
THE STANLEY WORKS SUCCESSFULLY COMPLETES CASH TENDER OFFERS FOR FRISCO BAY INDUSTRIES LTD.